Auxilium Pharmaceuticals, Inc.

File Number 0-50855

Via Edgar

September 22, 2011

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Auxilium Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 1, 2011
Form 10-Q for the Fiscal Quarter Ended June 30, 2011
Filed August 2, 2011
File No. 000-50855

Dear Mr. Rosenberg:

This letter reflects the responses of Auxilium Pharmaceuticals, Inc. (“Auxilium”) to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter addressed to Mr. Armando Anido, Chief Executive Officer and President of Auxilium, dated September 8, 2011 (the “Comment Letter”) relating to Auxilium’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (the “2010 Form 10-K”) and its Quarterly Report on Form 10-Q for the quarter ended June 30, 2011 (the “2Q11 Form 10-Q”). We have reproduced the Staff’s comments below, which are numbered to correspond to the comment numbers in the Comment Letter, and we have responded below each comment.

Form 10-K for the year ended December 31, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operational Highlights

Research and Development, page 85

SEC Comment:

1. Please provide us proposed revised disclosure to be included in future periodic reports that provides the following information for each of your research and development projects:

•

The costs incurred during each period presented and to date. If you do not maintain any research and development costs by project, disclose that fact and explain why management does not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that indicates the amount of the company’s resources being used on the project;

•	The nature of efforts and steps necessary to complete the project;

•	The risks and uncertainties associated with completing development; and

•	The extent and nature of additional resources that need to be obtained if current liquidity is not expected to be sufficient to complete the project.

Auxilium Response:

Costs incurred for each research and development project

Auxilium currently markets two products, Testim® for the treatment of hypogonadism and XIAFLEX® (collagenase clostridium histolyticum) for the treatment of Dupuytren’s contracture (“Dupuytren’s). As discussed in the “Overview” section of “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (the “MD&A”) in the 2010 Form 10-K, the only product in development is XIAFLEX for which costs are being incurred for additional indications and for development of a larger scale manufacturing process. As such, Auxilium defines each indication for XIAFLEX as a project. External costs for each indication are budgeted and tracked on a project basis. However, the internal personnel and infrastructure costs to support the research and development (“R&D”) processes, which represent 30% to 40% of R&D spending, are budgeted and tracked by department. Such common costs are allocated to the projects based on the planned level of effort for each planning year and therefore, such internal allocations are not part of the external reporting process.

To address this point, we propose the following disclosure, shown in bold face type, to be included in the R&D discussion in our MD&A beginning with our Form 10-Q for the three and nine months ended September 30, 2011:

We currently have only one product in development, XIAFLEX. The majority of research and development spending for the three and nine month periods ending September 30, 2011 relates to costs being incurred for the development of XIAFLEX for Peyronie’s, development of a larger scale manufacturing process and development of multiple injections of XIAFLEX for adult Dupuytren’s patients with multiple palpable cords. A significant portion of the research and development expenses are for the internal personnel and infrastructure costs common to the support of these development efforts. Since we do not allocate these common costs to individual projects for external reporting purposes, we do not report research and development cost by project.

The nature of efforts and steps necessary to complete the project and the risks and uncertainties associated with completing development-

Auxilium believes that the existing disclosures in the 2010 Form 10-K “Item 1. Business” and “Item 1A. Risk Factors” provide the type of information being requested by the Staff. Auxilium proposes to summarize these disclosures, as shown in bold face type, concerning the R&D process in the R&D discussion in the MD&A beginning with our Form 10-Q for the three and nine months ended September 30, 2011 as follows:

The product candidates in our pipeline are at various stages of preclinical and clinical development. The path to regulatory approval includes several phases of nonclinical and clinical study to collect data to support an application to regulatory authorities to allow us to market a product for treatment of a specified disease indication. There are many difficulties and uncertainties inherent in research and development and the introduction of new products. There is a high rate of failure inherent in new drug discovery and development. To bring a drug from the discovery phase to regulatory approval, and ultimately to market, takes many years and incurs significant cost. Failure can occur at any point in the process, including after the product is approved based on post-market factors. New product candidates that appear promising in development may fail to reach the market or may have only limited commercial success because of efficacy or safety concerns, inability to obtain necessary regulatory approvals, limited scope of approved uses, reimbursement challenges, difficulty or excessive costs to manufacture, or infringement of the patents or intellectual property rights of others. Delays and uncertainties in the FDA approval process and the approval processes in other countries can result in delays in product launches and lost market opportunity. Consequently, it can be very difficult to predict which products will ultimately be submitted for approval, which have the highest likelihood of obtaining approval, and which will be commercially viable and generate profits for the Company. Successful results in preclinical or Phase I/II clinical studies may not be an accurate predictor of the ultimate safety or effectiveness of a drug or product candidate.

Phase I Clinical Trials

Phase I human clinical trials begin when regulatory agencies allow a request to initiate clinical investigations of a new drug or product candidate and usually involve small numbers of healthy volunteers or subjects. The trials are designed to determine the safety, metabolism, dosing and pharmacologic actions of a drug in humans, the potential side effects of the product candidates associated with increasing drug doses and, if possible, to gain early evidence of the product candidate’s effectiveness. Phase I clinical studies generally take from 6 to 12 months or more to complete.

Phase II Clinical Trials

Phase II clinical trials are conducted on a limited number of patients with the targeted disease, usually involving no more than several hundred patients, to evaluate appropriate dosage and the effectiveness of a drug for a particular indication or indications and to determine the common short-term side effects and risks associated with the drug. An initial evaluation of the drug’s effectiveness on patients is performed and additional information on the drug’s safety and dosage range is obtained. Our Phase II clinical trials typically include up to 200 patients and may take approximately two years to complete.

Phase III Clinical Trials

Phase III clinical trials are performed after preliminary evidence suggesting effectiveness of a drug has been obtained. Phase III clinical trials are intended to gather additional information about the effectiveness and safety that is needed to evaluate the overall benefit-risk relationship of the drug and to provide an adequate basis for physician labeling. They typically include controlled multi-center trials and involve a larger target patient population, typically including from several hundred to several thousand patients to ensure that study results are statistically significant. During Phase III clinical trials, physicians monitor patients to determine efficacy and to gather further information on safety. These trials are generally global in nature and are designed to generate data necessary to submit the product to regulatory agencies for marketing approval. Phase III testing varies and can often last from 2 to 5 years.

Regulatory Review

If a product successfully completes a Phase III clinical trial and is submitted to governmental regulators, such as the FDA in the United States or the EMA in the European Union, the time to final marketing approval can vary from six months (for a U.S. filing that is designated for priority review by the FDA) to several years, depending on a number of variables, such as the disease state, the strength and complexity of the data presented, the novelty of the target or compound, risk-management approval and the time required for the agency(ies) to evaluate the submission. There is no guarantee that a potential treatment will receive marketing approval, or that decisions on marketing approvals or indications will be consistent across geographic areas.

Extent and nature of additional resources that need to be obtained if current liquidity is not expected to be sufficient to complete the project

Because Auxilium has only one product in development, we respectfully believe that the disclosures provided in the last two paragraphs of the 2010 Form 10-K MD&A “Liquidity and Capital Resources” section, pages 90 and 91, provide appropriate disclosure regarding the sufficiency of capital resources to the Company’s operations for the foreseeable future and the potential need for additional funding, including increased R&D expenditures.

Form 10-Q for the quarter ended June 30, 2011

Summary of Significant Accounting Policies

(d) XIAFLEX Revenue Recognition

Product Sales, page 10

SEC Comment:

2. You disclose that in March 2010, you began shipping XIAFLEX to your specialty distributor and specialty pharmacy customers. Since XIAFLEX was new to the marketplace, you could not reasonably assess the flow of product through its distribution channels, market acceptance and potential product returns. As a result, you deferred the recognition of revenues, and related product costs, on XIAFLEX product shipments until the time the product was shipped to physicians for administration to patients. Based on historical experience gathered through the end of the first quarter of 2011, you began in the first quarter of 2011 to recognize revenue for XIAFLEX sales at the time of shipment of the product to its specialty distributor, specialty pharmacy and wholesale customers. Please tell us the historical data that you accumulated in approximately 12 months that led you to change your accounting policy for recognizing sales for a novel new drug. Please disclose why you believe you have met the conditions of ASC 605-15, such that you recognize revenue at date of shipment to wholesalers. In your response, please also address the “other factors” conditions in SAB Topic 13(A)(4)(b).

Auxilium Response:

Historical data-

The historical data monitored and accumulated by Auxilium since market launch of XIAFLEX in March 2010 through March 31, 2011 documented that:

•	the market has accepted the product with the increasing physician use of XIAFLEX to treat Dupuytren’s,

•	inventory levels at customer distributor sites were being held to a minimum, representing approximately two weeks of demand, and

•	only two vials were returned.

In view of the significant cost of a XIAFLEX vial, its special storage needs and the scheduling requirements for administration of the treatment, Auxilium initially anticipated a low level of returns and minimum distributor inventories once the product established market acceptance. The sale price of XIAFLEX is $3,250 for each vial. The vial must be stored in a refrigerated state until the time of administration to a patient and has a 30 month shelf life from the date XIAFLEX is placed into the vial. As a result, the product is not distributed broadly through retail pharmacies. Instead it is sold to a limited number of wholesalers, specialty pharmacies and specialty distributors who ship the product on an as needed basis to individual healthcare providers. Auxilium’s return policy is to allow returns of XIAFLEX during the period commencing two months before expiration date and ending six months post expiration date. Because of the potential for serious side effects, we have agreed with the FDA to establish a distribution model that requires physicians to enroll in a distribution program following training on the proper use of XIAFLEX. To date approximately 3,000 physicians are eligible to buy XIAFLEX. The injection requires careful scheduling between the physician and the patient since the patient is required to re-visit the physician the day following injection in order to manipulate the fingers and break the collagen cord. For these reasons, distributors have reason to maintain low inventory levels and, given the overnight drop-shipment capabilities of our customer distributors, prescribing physicians have little reason to carry any significant inventory. Sales of XIAFLEX to our distributors are only slightly higher than sales from the distributors to the final physician customer, indicating that XIAFLEX is gaining market acceptance by the ultimate customer. Given the characteristics of XIAFLEX described above, Auxilium concluded that the historical experience gathered provided a basis to develop a reasonable estimate of returns. Auxilium continues to monitor and accumulate history of actual XIAFLEX returns of product, the reason for such returns, the inventory levels at each of the distributor customers and related ongoing days-on-hand statistics resulting from prescribing physician orders. Given this information, Auxilium is able to evaluate the inventory levels at distributors to assure that its estimate of product returns continues to be reasonable.

Analysis of ASC 605-15

Auxilium reviewed each of the provisions of ASC 605.15 and its conclusions are summarized below.

a.	The seller’s price to the buyer is substantially fixed or determinable at the date of sale.

The price of the product to Auxilium’s customers is fixed or determinable at the date of sale. Auxilium has binding contracts and purchase orders with distributors to purchase and distribute XIAFLEX based on a price which is fixed or determinable at the date of sale. Adjustments to price, such as cash discounts and distributor fees, are subject to contractual terms that are fixed at the time the shipment to wholesaler distributors is made. Auxilium also is required to pay government chargebacks and Medicare/Medicaid rebates. The amount of these rebates is fixed or determinable in the period in which the shipments to distributors are made. In addition, these rebates were expected, and have proved, to be immaterial. The cash discounts, distributor fees, and rebates are recognized in the same period the related revenue is recognized, resulting in a reduction to the related product sales revenue recognized.

b.	The buyer has paid the seller, or the buyer is obligated to pay the seller and the obligation is not contingent on resale of the product.

Distributor contracts and purchase orders have specified payment terms that obligate the wholesaler to pay Auxilium. The wholesalers’ obligation to pay Auxilium is not contingent on their resale of the product. Auxilium has had no write-downs of accounts receivable balances in the past.

c.	The buyer’s obligation to the seller would not be changed in the event of theft or physical destruction or damage of the product.

Title of the product transfers on receipt by the distributor on shipments (FOB destination). The obligation of the seller to pay would not change in the event of theft or physical destruction after acceptance by the wholesaler.

d.	The buyer acquiring the product for resale has economic substance apart from that provided by the seller.

Auxilium’s customers are well-established independent companies. These customers include the three largest wholesale distributors in the United States and several specialty pharmacy distributors.

e.	The seller does not have significant obligations for future performance to directly bring about resale of the product by the buyer.

Auxilium has no obligations for future performance to bring about the resale of the product by the buyer.

f.	The amount of future returns can be reasonably estimated.

As stated above, Auxilium believed that it was reasonable to assume that:

•	stocking of XIAFLEX by our customers would be minimal and observable by us,

•	there would be minor number of returns once XIAFLEX vials are shipped to physicians,

•	and therefore risk of returns for expired vials would be limited to inventories held by our distributor customers and would be minimal given the low level of inventories held by them.

While Auxilium did not have any experience at time of launch to support these assumptions, its experience since launch supports the validity of these assumptions. Given the relatively low level of inventory held by its limited number of customers, the level of inventory that may be returned due to expiration can be monitored readily. In addition, given the rapid turnover of wholesale inventories, it is reasonable to assume that customer returns for expiration, if experienced, will be insignificant.

Analysis of “other factor” conditions in SAB 13(A)(4)(b)

Auxilium also reviewed the “other factor” conditions in SAB 13(A)(4)(b) and its conclusions are summarized below.

a.	Significant increases in or excess levels of inventory in a distribution channel (sometimes referred to as “channel stuffing”),

As XIAFLEX is primarily sold to the three largest wholesale distributors in the United States and to specialty pharmacies, Auxilium has reasonable visibility into the inventory in the channel. Auxilium will continue to monitor data from its distributor customer in order to monitor inventory levels. Management would therefore be able to identify any significant increases in levels of inventory in the distribution channel.

b.	lack of “visibility” into or the inability to determine or observe the levels of inventory in a distribution channel and the current level of sales to end users,

As discussed above, Auxilium will review channel level data available to it through the agreements with its distributors to assist in monitoring channel levels.

c.	expected introductions of new products that may result in the technological obsolescence of and larger than expected returns of current products,

XIAFLEX is the only non-surgical alternative for the treatment of Dupuytren’s and has Orphan Drug status.

d.	the significance of a particular distributor to the registrant’s (or a reporting segment’s) business, sales and marketing,

Auxilium sells product to wholesaler distributors including the nationally recognized largest wholesaler distributors, as well as specialty pharmacies. The size of our distributors is not a significant factor in the ability to estimate returns.

e.	the newness of a product,

Since XIAFLEX is a new unique product, no comparable return data was available to initially estimate returns from distributor channel inventories. With one year of sales and inventory management experience, Auxilium now believes this experience provides a reasonable basis for estimating product returns.

f.	the introduction of competitors’ products with superior technology or greater expected market acceptance, and

Auxilium believes XIAFLEX product sales over the foreseeable future are minimally susceptible to significant unexpected external factors, such as obsolescence or changes in demand, for reasons stated in the ASC Section 605 analysis above.

g.	other factors that affect market demand and changing trends in that demand for the registrant’s products.

The most significant factors that affect our estimate of returns are discussed in the assessment of factors (a) through (f) above. No other factors affecting market demand and changing trends for the product have been identified.

Overall Conclusion

As discussed, purchasers of XIAFLEX from Auxilium do have a right of return and as a result Auxilium must determine whether a reasonable rate of return can be estimated. Since XIAFLEX is the first drug of its kind, no historical information of market acceptance or returns patterns of comparable products were available at the time of its launch in March 2010. Since, at the time of market launch, product market acceptance could not be demonstrated to support the ultimate consumption of the initial stocking of the inventory of its distributor customers, Auxilium deferred the revenue recognition of XIAFLEX shipments to its distributor customers until the product is shipped to physicians for administration to patients.

With one year of experience of U.S. XIAFLEX sales, expected continued revenue growth and evidence of consistent customer inventory turnover, Auxilium concluded that it is appropriate to revise the XIAFLEX revenue recognition model to record revenue on the basis of shipments to its distributor customers since market acceptance has been demonstrated.

SEC Comment:

3. Please clarify what you mean by “These royalty payments are being recognized by the Company as revenue in payment for the products supplied to Pfizer.” It appears that the royalty payment and product payment relates to items that have separate revenue recognition criteria. Please provide us your accounting basis and reference the accounting guidance that supports your accounting treatment.

Auxilium Response:

In its evaluation of the Pfizer agreement in accordance with EITF 00-21, Auxilium concluded that the commercial supply element of the Pfizer agreement had stand-alone value and the royalty rates represented fair value of this element. In order to clarify the accounting for the Pfizer agreement, we propose the following revised disclosure, shown in bold face type, to be included in the footnotes to the financial statements beginning with our Form 10-Q for the three and nine months ended September 30, 2011.

For accounting purposes, the Company has determined that the Pfizer agreement includes multiple deliverables, including development and commercialization rights and manufacturing and product supply. In accordance with the accounting guidance on revenue recognition for multiple-element agreements, the supply element of the Pfizer agreement meets the criteria for separation. Therefore, it is being treated as a single unit of accounting and, accordingly, the associated royalties on net sales of the product are being recognized as revenue when earned. All other deliverables under the contract are being accounted for as one unit of accounting since each of these elements do not have stand-alone value to Pfizer. The up-front and milestone payments received to date from Pfizer and all potential future milestone payments are considered to relate to this one combined unit of accounting and will be amortized to revenue on a straight-line basis over the estimated life of the Pfizer agreement, which is estimated to be 20 years. When milestones are earned, the Company records as revenue a cumulative catch-up adjustment on the date each milestone is earned for the period of time since contract commencement through the date the milestone.

(e) New Accounting Pronouncements, page 10

SEC Comment:

4. Please provide us proposed revised disclosure to be included in future periodic reports that provides the information required by ASC 605-25-65-1c. and d. as well as 605-28-65-1.c.

Auxilium Response:

Auxilium adopted the revised guidance for allocation of multiple-element arrangement consideration on a prospective basis effective January 1, 2011. Auxilium believes that the disclosure guidelines provided in ASC 605-25-65-1c are appropriate for its circumstances. For 2011 to date, the Asahi agreement is the only agreement for which this new guidance is applicable. However, the units of accounting, the allocation of arrangement consideration to the units of accounting and the resulting pattern and timing of revenue were not changed by the application of the new guidance. Therefore, the application of the new guidance did not have a material effect on Auxilium’s result of operations for 2011 to date as compared to the prior year. Therefore, we propose the following revised disclosure, shown in bold face type, to be included in the footnotes to the financial statements beginning with our Form 10-Q for the three and nine months ended September 30, 2011.

In September 2009, the Financial Accounting Standards Board (FASB) ratified the consensus reached by the Emerging Issues Task Force (EITF) that revises the authoritative guidance for revenue arrangements with multiple deliverables that contain more than one unit of accounting. The guidance addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting and how the arrangement consideration should be allocated among the separate units of accounting. As required, the Company adopted this guidance on a prospective basis effective January 1, 2011. Application of this new guidance did not have a material effect on the Company’s results on operation for three and nine month periods ended September 30, 2011 as compared to the corresponding prior year periods.

5. Collaboration and License Agreement, page 12

SEC Comment:

5. Regarding the Asahi agreement, please provide us the following information:

•	the criteria the manufacturing and supply element met for separation to be treated as a single unit of account and the accounting guidance that supports your accounting;

•	your revenue recognition accounting policy related to the manufacturing and supply element of the agreement;

•	why the upfront payment and all potential future milestones are considered one single unit of accounting;

•

the accounting guidance that supports recognizing future milestone receipts with a cumulative catch-up adjustment on the date each milestone is earned for the period of time since the contract commencement though the date of the milestone; and

•	why the 20 year estimated contract period is appropriate.

Auxilium Response:

Unit of Accounting-

The Asahi agreement provides for the following deliverables:

•	License / distribution rights of XIAFLEX for both the Dupuytren’s and Peyronie’s indications for the term of the contract

•	Development of these two indications

•	Regulatory services to assist Pfizer in applying for marketing right in various countries

•	Commercial supply of XIAFLEX

The consideration payable to Auxilium under the contract consists of an up-front payment and regulatory and commercial milestone payments, as well as royalties in payment for product supplied.

ASC 605-25 requires the separation of multiple deliverables into separate units of accounting if both the following conditions are met:

•

The delivered item(s) has value to the customer on a stand-alone basis. The item(s) has value on a stand-alone basis if it is sold separately by any vendor or the customer could resell the delivered items on a stand-alone basis.

•	If the arrangement includes a general right of return related to the delivered items, delivery or performance of undelivered items is considered probable and substantially in control of the vendor

In assessing the criteria, Auxilium concluded that the license does not have stand alone value to Asahi. Asahi cannot sublicense their rights, and only Auxilium has the requisite knowledge and information to assist Asahi in getting the regulatory approvals in Japan.

Auxilium also reached the same conclusion that development services and regulatory services do not have stand alone value at the inception of the agreement. No other vendor could provide the development and regulatory services, as another vendor would not have the required clinical data, information or technical know-how. Accordingly, Auxilium concluded that the license, development and regulatory activities should be accounted for as one combined unit of accounting.

Auxilium further concluded that product supply is a contingent deliverable because it is contingent upon Asahi receiving regulatory approval. Although supply is considered to be contingent deliverable, it is necessary at inception of the contract to determine whether supply is being offered at stand alone fair value or a “significant incremental discount”, which itself could be considered a separate deliverable. It is also necessary to determine the selling price of the supply. Auxilium concluded that the supply is not being offered at an incremental discount and that the royalty rates represent fair value for the supply since the contracted royalty rates for supply are consistent with those commonly experienced in the pharmaceutical industry, consistent with that of the Pfizer agreement to commercialize XIAFLEX in Europe, and consistent with the competing bids the company received for Japan rights.

Revenue Recognition Policy for Supply-

Auxilium revenue recognition for the supply element of the Asahi agreement is stated in Note (2)(e) “Summary of Significant Policies- Revenue Recognition” of the 2010 Form 10-K which states:

Revenue from product sales is recognized when the following four revenue recognition criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the selling price is fixed or determinable; and collectability is reasonably assured.

Why upfront and potential milestones are considered one single unit of accounting-

In addition to the matters discussed above under the heading, “Units of Accounting”, Auxilium considered the recently issued new guidance related to the milestone payment method of revenue recognition. Auxilium concluded that this method of accounting was not supportable under the terms of the Asahi agreement. The milestone method is not appropriate because Asahi is responsible for a significant amount of the effort in achieving the milestones and Auxilium is only obligated to support Asahi in obtaining regulatory approvals.

Cumulative Catch-up Adjustment-

Auxilium believes that a proportionate performance based model taking contingencies into account is an appropriate model for the combined unit of accounting when interpreting the application of revenue recognition under 605-25-55 Implementation Guidance (example for Biotech License and Research and Development). The model also addresses paragraph 605-25-30-5 that states the amount allocable to a delivered item or items is limited to the amount that is not contingent upon the delivery of additional items or meeting other specified performance conditions. Therefore, Auxilium applied the Contingency-Adjusted Performance Model (the “CAPM” method) to the combined unit of accounting. Under the CAPM method, revenue related to each payment is recognized over the contract’s entire performance period, starting with the contract’s commencement, but not before the removal of any contingencies for each milestone. Each payment for the combined deliverables that represent one unit of accounting is viewed the same as an “up-front” payment and spread over a performance period. This method draws no distinction between the up-front payment and milestone payments and thus recognizes both types of payments in the same way over the contract period (i.e., all payments relate to the services that are being performed over the entire period of the contract), once contingencies are removed.

Under this method, the up-front payment and each achievement of a milestone is accounted for individually. Once a contingency is removed and the customer is obligated to make a payment, the proportional performance is calculated as the effort that has been incurred to date (since the contract’s commencement) divided by the total estimated effort (from the contract’s commencement to the end of the development arrangement); revenue is recognized for that milestone proportionately, to the extent of performance to date, less revenue that was previously recognized. Auxilium uses a similar calculation to spread the rest of the payment over the remaining performance period.

In applying the above guidance, Auxilium recognized the need to be able to calculate the effort to be incurred in connection with fulfilling its obligations (i.e., development and regulatory services) under the Asahi arrangement. Auxilium concluded that it could not reasonably estimate the level of effort over the life of the arrangement and as such concluded that it would be appropriate to recognize the consideration over the entire estimated term of the contract on a time based model.

Contract Period-

The term of the Asahi agreement extends 15 years from first commercial sale of the product. The 20 year period results from Auxilium’s estimation that it will take Asahi five years to receive regulatory approval for the product.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing have been responsive to the Staff’s comments. If you have any questions, please feel free to contact me at 484-321-5903.

Very truly yours,

/s/ Jennifer Evans Stacey

Jennifer Evans Stacey, Esq.

Executive Vice President, General Counsel, Human Resources, and Secretary

cc:	Armando Anido
Michael J. Purvis, Esq.
Michael N. Peterson, Esq.